

16013867

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
416

SEC FILE NUMBER
8-69300

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2015** (MM/DD/YY) AND ENDING **12/31/2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FIRST STANDARD FINANCIAL COMPANY LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street - 28th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carmine Berardi — **646-395-1050**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Colella Accounting Group, P.C.
(Name - if individual, state last, first, middle name)

5 Penn Plaza - 19th Floor	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, Carmine Berardi, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Standard Financial Company LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Subscribed and sworn
to before me
this 26th day of Feb
~~2015~~ 2016

Valerie Sheeran
Notary Public


VALERIE SHEERAN
Notary Public - State of New York
NO. 01SH4694761
Qualified in Richmond County
My Commission Expires Feb 28, 2018

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [√] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [√] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLELLA ACCOUNTING FIRM, CPA, P.C.

Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of:

First Standard Financial Company, LLC
40 Wall Street, 28th Floor
New York, NY 10005

We have audited the accompanying financial statements of First Standard Financial Company LLC, which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. First Standard Financial Company LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Standard Financial Company LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in page 8 - Computation of Net Capital under Rule 15c3-1, (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of First Standard Financial Company LLC's financial statements. The supplemental information is the responsibility of First Standard Financial Company LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Colella Accounting Firm, CPA, P.C.

New York, NY
February 25, 2016

5 Penn Plaza, 19th Floor New York, NY 10001 • 888-537-7960 • Fax: 888-537-7961
www.procpagroup.com

FIRST STANDARD FINANCIAL COMPANY LLC

STATE ENT OF FINANCIAL CONDITION
DECE BER 31, 2015

Assets:

Cash and cash equivalents	$	27,596
Receivables from Clearing Organizations		111,769
Receivable from non-customers		15,311
Receivables from affiliates, subsidiaries and associated partnerships		498,667
Property and equipment, net of accumulated depreciation of $6,275		24,042
Intangible Assets – Computer Software, net of amortization of $3,056		12,444
Prepaid expenses		87,581
Cash Deposit with Clearing Broker		50,000
Other Assets		34,376
Total assets	$	861,786

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	169,503
Total liabilities		169,503
Total Members' Equity		692,283
Total liabilities and members' equity	$	861,786

The accompanying notes are an integral part of the financial statements.

FIRST STANDARD FINANCIAL COMPANY LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. Nature of Operations

First Standard Financial Company LLC (the "Company"), is an independent broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC).

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Management Estimates

The preparation of financial statements are in conformity with generally accepted accounting principles (GAAP) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements including the reported amounts of revenue and expenses. Actual amounts could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit in various financial institutions. Cash deposits, at times, exceed federally insured limits. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line methods over the estimated useful life of the underlying asset.

FIRST STANDARD FINANCIAL COMPANY LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Income taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Service Code. Under those provisions, the Company does not incur federal income taxes on its taxable income. Instead, the Company's income or loss and credits are passed through and reported on the members' income tax return. The income taxes reported in these financial statements only represent state and local taxes.

The Company establishes deferred tax assets and liabilities for temporary differences between net income for financial reporting and income tax reporting. Deferred taxes represent future tax return consequences of those differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. For tax purposes, the Company uses the cash basis method.

Subsequent Events

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2015 through the date of our report and determined that there are no material events that would require disclosure.

3. Property and Equipment

Property and equipment, at cost, consists of the following as of December 31, 2015:

Computer equipment	$ 6,356
Furniture and fixtures	23,961
	30,317
Less: accumulated depreciation	6,275
	$ 24,042

Depreciation for the year ended December 31, 2015 was $6,143.

4. Commitments

Operating leases

The Company subleases branch office space from its sole member Carl Standard & Co. Holding LLC. Additionally, a lease for the rental of office space at 600 Old Country Road in Garden City was entered into in November 2015 with a term of 64 months beginning in February 2016.The future minimum payments required by the office lease agreement in effect at December 31, 2015 are:

2016	$ 196,393
2017	212,980
2018	219,068
2019	224,817
Thereafter	478,188
	$1,331,446

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2015, the Company had net capital of $19,862 which was $8,562 in excess of its required minimum net capital of $11,300.

7. Deposit with Clearing Broker

The Company has an agreement with another broker (clearing broker) to execute and clear trades on a fully disclosed basis for both customer and proprietary accounts of the Company. The Company is required to maintain a $50,000 deposit on hand with this clearing broker and, as of December 31, 2015 has maintained such balance.

8. Receivable from Clearing Broker

Receivable from clearing broker results from the Company's normal securities transactions. As of December 31, 2015 the amount due from its current clearing broker was $111,769.

FIRST STANDARD FINANCIAL COMPANY LLC
SEC I.D. No. 8-69300

Statement of Financial Condition

December 31, 2015